Exhibit 99.1

AXCAN PHARMA INC.

597, boul. Laurier

Mont-Saint-Hilaire (Québec)

Canada J3H 6C4

Tél. :   (450) 467-5138

1 800 565-3255

Fax :  (450) 464-9979

www.axcan.com

SOURCE:	AXCAN PHARMA INC.
TSX SYMBOL (Toronto Stock Exchange):	AXP
NASDAQ SYMBOL (NASDAQ National Market):	AXCA

DATE:	November 10, 2005

Press Release for immediate distribution

AXCAN REPORTS FOURTH QUARTER AND YEAR-END 2005 FINANCIAL RESULTS

COMPANY GENERATES RECORD REVENUES OF $67.0 MILLION FOR THE QUARTER

MONT-SAINT-HILAIRE, QUEBEC - Axcan Pharma Inc. (NASDAQ: AXCA) (TSX: AXP), a leading gastroenterology specialty pharmaceutical company, today announced its operating results for the fourth quarter and fiscal year ended September 30, 2005. All amounts are stated in U.S. dollars.

Sales for the fourth quarter are the highest quarterly sales ever recorded in the history of Axcan. Total revenues for the three months ended September 30, 2005 were $67.0 million, compared with $60.9 million for the fourth quarter of 2004, an increase of 10.0%. Total revenues for the 12-month period ended September 30, 2005, were $251.3 million, compared with $243.6 million for 2004, an increase of 3.2%.

Fourth-quarter 2005 net income was $9.1 million, compared with net income of $13.3 million for the corresponding 2004 period. Net income for the year ended September 30, 2005 totaled $26.4 million, compared with net income of $48.7 million in 2004. Diluted earnings per share (EPS) for the fourth quarter of 2005 were $0.19, versus diluted earnings per share of $0.26 for the same period in 2004. Diluted EPS for the fiscal year 2005 were $0.56, compared with diluted earnings per share of $0.96 the prior year.

“Axcan’s record fourth quarter and full year revenues reflect the strength of our current product portfolio. We are pleased to report that, for fiscal 2005, the products that we promote for which prescription data is available, showed overall prescription growth of approximately 8%,” said Dr. Frank Verwiel, President and Chief Executive Officer of Axcan. “Based on our best estimate, at September 30, 2005, the overall wholesaler inventory levels were within our target range and relatively stable during the fourth quarter. Our models indicate that the total impact of changes in wholesaler inventories resulted in increased revenues of less than $1 million during the quarter. Going forward, we will continue to work on enhanced monitoring of wholesaler inventory levels. At the same time, our sales and marketing teams are committed to increasing prescriptions of our current products, both in North America and Europe,” he added.

“Our ITAX development is currently on track with our previously disclosed, revised timeline and we are happy to report that randomization for the International Phase III trial has been completed with more than 500 patients randomized. We are taking all steps necessary to achieve our objective of submitting the New Drug Application with the U.S. Food and Drug Administration in the summer of 2006. In order to enhance our ability to meet this important milestone we have amongst others increased the number of sites in the North American trial by 50%. These sites are currently finalizing administrative procedures, and the first of these new sites have started screening and randomizing patients, while the remaining few are completing the final steps of their administrative procedures. To date, more than 400 patients have been randomized in the North American Phase III trial. We expect to release the overall outcome of the International Phase III trial during the first half of calendar 2006, followed shortly afterwards by that of the North American Phase III trial. Detailed results of the studies will most likely be subsequently presented at a major gastroenterology conference,” Dr. Verwiel concluded.

PRODUCT DEVELOPMENT PIPELINE UPDATE

Axcan’s product development efforts will remain focused on compounds and products that meet medical needs in the field of gastroenterology, have a competitive advantage and allow Axcan to leverage its infrastructure or build infrastructure in certain markets.

Management recently conducted an exhaustive review of Axcan’s product pipeline in order to reprioritize projects and focus resources on highest value opportunities.

An update on Axcan’s major projects follows:

ITAX

In addition to the milestones that have been reached in the Phase III trials, all patients required for the supplementary 6-month and 1-year safety studies have been enrolled. Furthermore, the clinical work on most of the additional Phase I studies to complement the New Drug Application to be submitted to the FDA is now complete. Data are currently being analyzed.

HELIZIDE

The Company has successfully qualified a manufacturer of biskalcitrate potassium (bismuth salt), a component of the HELIZIDE combination therapy for the eradication of the Helicobacter pylori bacterium. Final results of stability tests on the bismuth salt should be available shortly, which should allow Axcan to file an amendment to the New Drug Application during the second quarter of fiscal 2006.

SALOFALK 750 MG TABLETS

Axcan applied for a Supplemental New Drug Submission to the Therapeutic Products Directorate of Health Canada for a new 750-milligram mesalamine (5-ASA) tablet for the oral treatment of ulcerative colitis in Canada. The Company received, and responded to, questions in a non-approvable letter from Health Canada during the third quarter of fiscal 2005. Axcan anticipates a response in the first half of fiscal 2006.

CANASA / SALOFALK rectal gel

Axcan recently completed Phase III studies to confirm the efficacy and safety of a new mesalamine rectal gel in the treatment of distal ulcerative colitis. Data is currently being analyzed. The Company plans to submit regulatory filings for approvals in the United States and Canada in the first half of calendar 2006.

AXCAN PHARMA INC.

NCX-1000

Axcan and its partner, NicOx S.A., are developing NCX-1000, a patented, nitric oxide donating derivative of ursodiol, for the treatment of portal hypertension, a late-stage complication of chronic, advanced liver disease. The Phase I clinical development program, which is designed to demonstrate the tolerability and safety of NCX-1000, has been completed and the Company is pleased to report that results confirmed the safety profile of this drug. The protocol of a pilot, therapeutic proof-of-concept Phase IIa study was recently approved by the relevant Ethical Review Board. The center where the study will be conducted has started the identification of potential patients. This study should be completed by the end of fiscal 2006.

URSODIOL DISULFATE

Axcan completed a proof-of-concept study in rats to evaluate the effect of ursodiol disulfate on the development of colonic tumors. The Company initiated animal toxicity studies in the fourth quarter of fiscal 2004. Both acute and subchronic toxicity studies have been completed. The Company is pleased to announce that, based on the currently available data, the compound is safe and has no toxicity effect. Clinical Phase I studies should be initiated in the first half of fiscal 2006.

NMK 150

Axcan and Nordmark GmbH, a German pharmaceutical firm, are collaborating in the development of NMK 150, a new high protease pancrelipase preparation developed for the relief of pain in small duct chronic pancreatitis. It is expected that NMK 150 will enter dose-ranging preclinical studies in the first quarter of fiscal 2006 to confirm the absence of mucosal irritation associated with the use of high doses of the drug. Phase I clinical trials will begin in the second quarter of fiscal 2006.

REVENUE GUIDANCE FOR 2006

The following 2006 revenue guidance consists of projections, based upon various assumptions, all of which are subject to uncertainties and risks. Our assumptions include, but are not limited to: wholesaler inventory levels in fiscal 2006 remaining in the range of eight to twelve weeks; the absence of any changes to GAAP applicable to revenue recognition; foreign currency rates remaining stable throughout the year; reimbursement amounts and policies, related to our products, in all markets not changing materially during the year; the absence of any material change in the regulatory status of the Company’s current products and the absence of new competitive products and generics entries.

Based on its best estimates, Axcan believes overall revenue for fiscal 2006 will be in the range of $260 to $270 million, which would represent growth of approximately 4% to 8% relative to fiscal 2005. Axcan’s fiscal 2006 guidance does not include any potential new product launches, licensing or acquisitions; nor does it provide for revenue from completion of any potential partnering agreement for ITAX.

BOARD MEMBERSHIP

Mr. Daniel Labrecque, President and CEO of Rothschild Canada, has resigned his position on Axcan’s Board of Directors, effective November 9, 2005. In order to maintain Axcan’s corporate governance objectives of director independence, Mr. Labrecque decided to resign further to his firm being granted an advisory mandate by the Company, which would no longer allow him to qualify as an independent director under applicable rules and Company guidelines. Axcan is grateful for his contribution to its success during his tenure.

AXCAN PHARMA INC.

INTERIM FINANCIAL REPORT

This release includes, by reference, the fourth quarter interim financial report incorporating the financial statements in accordance with both U.S. and Canadian GAAP as well as the full Management Discussion & Analysis (MD&A) including the reconciliation to Canadian GAAP of the U.S. GAAP presentation. This interim report, including the MD&A and financial statements, will be filed with applicable U.S. and Canadian regulatory authorities.

The audited financial statements and MD&A for fiscal 2005 to be included in the Company’s annual report, will be in accordance with U.S. GAAP and will include a reconciliation to Canadian GAAP of the U.S. GAAP presentation.

CONFERENCE CALL

Axcan will host a conference call at 8:30 A.M. EST, on November 11, 2005. Interested parties may also access the conference call by way of a webcast at www.axcan.com. The webcast will be archived for 90 days. The telephone numbers to access the conference call are (866) 250-4910 (Canada and United States) or 416-640-4127 (international). A replay of the call will be available until November 18, 2005. The telephone number to access the replay of the call is (416) 640-1917 code: 21159496.

ABOUT AXCAN PHARMA

Axcan is a leading specialty pharmaceutical company specialized in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan’s products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol “AXP” and on the NASDAQ National Market under the symbol “AXCA”.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995.

This release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking and are often identified by words such as “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan” and “believe.” Forward-looking statements are subject to risks and uncertainties, including the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results, the protection of our intellectual property and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Canadian Multijurisdictional Disclosure System.

The names CANASA, CARAFATE, DELURSAN, HELIZIDE, ITAX, LACTEOL, PANZYTRAT, SALOFALK, SULCRATE, ULTRASE and URSO appearing in this press release are trademarks of Axcan Pharma Inc. and its subsidiaries.

Management Discussion and Analysis (MD&A), Financial Statements and Notes Attached

INFORMATION:	Isabelle Adjahi
Director, Investor Relations
Axcan Pharma Inc.
Tel: (450) 467-2600 ext. 2000
www.axcan.com

AXCAN PHARMA INC.

KEY PRODUCT INFORMATION FOR FISCAL 2005

	Sales ($US M)	Sales Growth[1]	Rx2 Growth[1]
NORTH AMERICA
CANASA	28.7	- 25.5%	8.7%
SALOFALK	14.5	22.9%	5.9%
ULTRASE	36.0	0.3%	0%
URSO 250/FORTE/DS	47.1	4.0%	14.3%
CARAFATE/SULCRATE	38.5	12.2%	3.0%

EUROPE
LACTEOL	20.3	24.5%	n/a
PANZYTRAT	14.8	9.6%	n/a
DELURSAN	13.1	21.3%	n/a

1Compared with fiscal 2004

2IMS Prescription Data

PRODUCTS IN NORTH AMERICA

CANASA

U.S. prescriptions for fiscal 2005 were up 8.7% compared to the same period in 2004. The increase was largely due to the impact of the 1000 mg dosage form launched in the second quarter of fiscal 2005.

Sales for fiscal 2005 declined 25.5%, compared to the same period in 2004 mainly due to the impact of wholesaler reductions in inventory levels during the year.

SALOFALK

Canadian prescriptions for fiscal 2005 were up 5.9% compared with the same period in 2004.

ULTRASE

U.S. prescriptions for ULTRASE for fiscal 2005 were flat, in line with the pancreatic enzyme market that increased 1%. The Company expects prescriptions to increase going forward, as ULTRASE was listed as a single source product in June 2005, which makes it less likely to be substituted by generics.

URSO 250/URSO FORTE

Total prescriptions in North America were up 14.3% compared with fiscal 2004. In the U.S. alone, prescriptions for fiscal 2005 were up 16.1% compared with the same period in

AXCAN PHARMA INC.

2004. During fiscal 2005, Axcan launched URSO Forte, a 500-mg dosage form of Ursodiol, which contributed to overall prescription growth.

In the U.S. alone, sales for fiscal 2005 were up 7.3% compared with the same period in 2004. The impact of wholesaler inventory reductions resulted in less than anticipated sales during the year.

CARAFATE/SULCRATE

U.S. prescriptions for fiscal 2005 were up 3% compared with fiscal 2004. This limited growth was due primarily to limited promotion of this line of products during the year. The Company recently launched a marketing campaign for CARAFATE suspension in the U.S. market.

Sales growth was 12.2%, due mainly to the impact of a price increase in March 2005.

PRODUCTS IN EUROPE

LACTÉOL

Sales of LACTÉOL increased 24.5% compared to the prior year. In local currency, the increase was 18.4%.

PANZYTRAT

Sales of PANZYTRAT increased 9.6% compared to the prior year In local currency, the increase was 5.1%.

DELURSAN

Sales of DELURSAN increased 21.3% compared to the prior year. In local currency, the increase was 15.1%.

AXCAN PHARMA INC.

  Management's discussion and analysis of financial condition and results of operations

    This discussion should be read in conjunction with the information contained in Axcan's consolidated financial statements and the related notes thereto.
    All amounts are in U.S. dollars.

    Overview

    Axcan is a leading speciality pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. The Company seeks to expand its gastrointestinal franchise by in-licensing products and acquiring products or companies, as well as developing additional products and expanding indications for existing products. Axcan's current products include ULTRASE, PANZYTRAT and
VIOKASE for the treatment of certain gastrointestinal symptoms, related to cystic fibrosis in the case of ULTRASE and PANZYTRAT; URSO 250, URSO FORTE and
DELURSAN for the treatment of certain cholestatic liver diseases; SALOFALK and
CANASA for the treatment of certain inflammatory bowel diseases; and PHOTOFRIN for the treatment of certain types of gastrointestinal cancers and other conditions. Axcan has a number of pharmaceutical projects in all phases of development including ITAX for the treatment of functional dyspepsia. In the first quarter of fiscal 2004, Axcan filed a supplemental New Drug Submission for a new 750-milligram Mesalamine (5-ASA) tablet for the oral treatment of ulcerative colitis. On March 24, 2005, Axcan received a non-approval letter from the Therapeutic Products Directorate of Health Canada containing a list of questions and comments for both the clinical and Chemistry, Manufacturing and
Controls aspects of the original New Drug Submission. Axcan responded to all questions in the non-approvable letter during the third quarter of fiscal 2005 and expects to obtain a final response in the first half of fiscal 2006.

    Axcan reported revenue of $67.0 million, operating income of $13.9 million and net income of $9.1 million for the three-month period ended September 30,
2005. For the year ended September 30, 2005, revenue was $251.3 million, operating income was $40.4 million and net income was $26.4 million. Revenue from sales of Axcan's products in the United States was $159.7 million (63.5% of total revenue) for the year ended September 30, 2005, compared to $166.7 million
(68.4% of total revenue) for fiscal 2004. In Canada, revenue was $34.4 million
(13.7% of total revenue) for the year ended September 30, 2005, compared to
$28.0 million (11.5% of total revenue) for fiscal 2004. In Europe, revenue was
$57.1 million (22.7% of total revenue) for the year ended September 30, 2005, compared to $48.7 million (20.0% of total revenue) for fiscal 2004.

    Axcan's revenue historically has been and continues to be principally derived from sales of pharmaceutical products to large pharmaceutical wholesalers and large chain pharmacies. Axcan utilizes a "pull-through"
marketing approach that is typical of pharmaceutical companies. Under this approach, Axcan's sales representatives demonstrate the features and benefits of its products to gastroenterologists who may write their patients prescriptions for Axcan's products. The patients, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers or, in the case of large chain pharmacies, their distribution centers, to whom
Axcan sells its products.

    Axcan's expenses are comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from whom Axcan licenses some of its products), research and development expenses as well as depreciation and amortization.

AXCAN PHARMA INC.

    Axcan's annual and quarterly operating results are primarily affected by three factors: the level of acceptance of Axcan's products by gastroenterologists and their patients; the extent of Axcan's control over the marketing of its products and wholesaler buying patterns. Wholesaler buying patterns, including a tendency to increase inventory levels prior to an anticipated or announced price increase, affect Axcan's operating results by shifting revenue between quarters. To maintain good relations with wholesalers,
Axcan typically gives prior notice of price increases. The level of patient and physician acceptance of Axcan's products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of
Axcan's products, impact Axcan's revenues by driving the level and timing of prescriptions for its products.

    Critical Accounting Policies

    Axcan's consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S.
GAAP"), applied on a consistent basis. Axcan's critical accounting policies include the use of estimates, revenue recognition, the recording of research and development expenses and the determination of the useful lives or fair value of goodwill and intangible assets. Some of our critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Although our accounting policies are in compliance with U.S.
GAAP, a change in the facts and circumstances of an underlying transaction could significantly change the application of our accounting policies to that transaction, which could have an effect on our financial statements. Discussed below are those policies that we believe are critical and require the use of complex judgment in their application.

    Use of Estimates

    The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of financial statements and the disclosure of recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include the allowance for accounts receivable and inventories, reserves for product returns, rebates and chargebacks, the classification of intangible assets between finite and indefinite life, useful lives of long-lived assets, the expected cash flows used in evaluating long-lived assets, goodwill and investments for impairment, contingency provisions and other accrued charges. These estimates were made using the historical information and various other factors related to each circumstance available to management. The Company reviews all significant estimates affecting the financial statements on a recurring basis and record the effect of any adjustments when necessary. Actual results could differ from those estimates based upon future events, which could include, among other risks, changes in regulations governing the manner in which we sell our products, changes in health care environment and managed care consumption patterns.

    Revenue Recognition

    Revenue is recognized when the product is shipped to the Company's customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Provisions for sales discounts and estimates for chargebacks, managed care and Medicaid rebates and products returns are established as a reduction of product sales revenues at the time such revenues are recognized. These revenue reductions are established by us as our best estimate at the time of sale

AXCAN PHARMA INC.

based on historical experience adjusted to reflect known changes in the factors that impact such reserves. These revenue reductions are generally reflected as an addition to accrued expenses.

    We do not provide any forms of price protection to our wholesale customers and permit product returns only if the product is returned within 12 months of expiration. Credit for returns is issued to the original purchaser at current net pricing less 10%. Accrued liabilities include reserves of $7.5 million and
$6.1 million as of September 30, 2005 and September 30, 2004 respectively for estimated products returns.

    In the United States, we establish and maintain reserves for amounts payable by us to managed care organizations and state Medicaid programs for the reimbursement of portions of the retail price of prescriptions filled that are covered by the respective programs. We also establish and maintain reserves for amounts payable by us to wholesale distributors for the difference between their regular sale price and the contract price for the products sold to our contract customers. The amounts estimated to be paid relating to products sold are recognized as revenue reductions and as additions to accrued expenses at the time of sale based on our best estimate of the products utilization by these managed care and state Medicaid patients and sales to our contract customers, using historical experience adjusted to reflect known changes in the factors that impact such reserves. Accrued liabilities include reserves of $4.8 million and $2.8 million as of September 30, 2005 and September 30, 2004, respectively for estimated rebates and chargebacks.

    If the levels of chargebacks, managed care and Medicaid rebates, product returns and discounts fluctuate significantly and/or if our estimates do not adequately reserve for these reductions of net product revenues, our reported revenue could be negatively affected.

    Goodwill and Intangible Assets

    We have in the past made acquisition of products and businesses that include goodwill, trademarks, licence agreements and other identifiable intangible assets. Axcan's goodwill and intangible assets are stated at cost, less accumulated amortization. Since October 1, 2001, the Company does not amortize goodwill and intangible assets with an indefinite life. However, management assess the impairment of goodwill and intangible assets at least annually and whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable, by comparing the carrying value of the unamortized portion of goodwill and intangible assets to the future benefits of the Company's activities or expected sales of pharmaceutical products. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized, for the current year. To date, Axcan has not recognized any significant impairment in value.

    Intangible assets with finite life are amortized over their estimated useful lives according to the straight-line method at annual rates varying from 4 to 15
%. The straight-line method of amortization is used because it reflects, in the opinion of management, the pattern in which the intangible assets with finite life are used. In determining the useful life of intangible assets, the Company considers many factors including the intention of management to support the asset on a long term basis by maintaining the level of expenditure necessary, the use of the asset, the existence and expiration date of a patent, the existence of a generic or competitor and any legal or regulatory provisions that could limit the use of the asset.

    As a result of our acquisitions, we included $27.5 million of goodwill on our consolidated balance sheets as of September 30, 2005 and September 30, 2004.

AXCAN PHARMA INC.

    As a result of our acquisitions of products rights and other identifiable intangible assets, we included $388.9 million and $407.9 million as net intangible assets on our consolidated balance sheets as of September 30, 2005 and September 30, 2004. Estimated annual amortization expenses for intangible assets with a finite life, which have a weighted-average remaining amortization period of approximately 17 years, for the next five fiscal years is approximately $16.6 million.

    Research and Development Expenses

    Research and development expenses are charged to operations in the year they are incurred. Acquired in-process research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are acquired from others for a particular research and development project, with no alternative use, are written off at the time of acquisition.

    Acquisition of Products

    On November 18, 2003, the Company acquired the rights to a group of products from Aventis Pharma S.A. ("Aventis"). The $145.0 million purchase price was paid out of Axcan's cash on hand. These products are CARAFATE and BENTYL for the U.S.
market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market
(collectively, "AVAX" product line).

    On August 29, 2003, the Company acquired an exclusive license for North
America, the European Union and Latin America, from Abbott Laboratories
("Abbott") to develop, manufacture and market ITAX, a patented gastroprokinetic drug. Under the terms of this license agreement, the Company paid $10.0 million in cash and assumed $2.0 million in research contract liability.

    On December 10, 2002, the Company acquired the rights to the Ursodiol 250 mg tablets DELURSAN for the French market from Aventis, for a cash purchase price of $22.8 million.

    On December 3, 2002, the Company acquired the worldwide rights to the
PANZYTRAT enzyme product line from Abbott for a cash purchase price of $45.0 million.

    During a transition period, the seller in certain of these acquisition transactions acts as selling agent for the management of these products. For the year ended September 30, 2005 sales of some of these products were still managed in part by the sellers. Axcan includes in its revenue the net sales from such products less corresponding cost of goods sold and other seller related expenses. Consequently, although net sales of such products for the year ended
September 30, 2005 were $2,431,789 ($7,667,940 in 2004), the Company only included in its revenue an amount of $949,866 ($4,685,673 in 2004) representing the net sales less cost of goods sold and other seller related expenses.

AXCAN PHARMA INC.

    Results of Operations

    The following table sets forth, for the periods indicated, the percentage of revenue represented by items in Axcan's consolidated statements of operations:

    //
                                 For the three-month           For the years
                                       periods ended                   ended
                                        September 30,           September 30,
                             ------------------------ -----------------------
                                    2005        2004        2005        2004
                             ------------ ----------- ----------- -----------
                                       %           %           %           %
    Revenue                        100.0       100.0       100.0       100.0
    -------------------------------------------------------------------------

    Cost of goods sold              27.3        18.2        28.5        22.2
    Selling and administrative
     expenses                       31.5        30.2        34.2        31.4
    Research and development
     expenses                       12.2        11.1        12.7         8.2
    Depreciation and
     amortization                    8.2         6.8         8.6         6.7
    -------------------------------------------------------------------------
                                    79.2        66.3        84.0        68.5
    -------------------------------------------------------------------------

    Operating income                20.8        33.7        16.0        31.5
    -------------------------------------------------------------------------

    Financial expenses               2.8         3.0         2.8         2.8
    Interest income                 (1.0)       (0.6)       (0.5)       (0.3)
    Loss (gain) on foreign
     exchange                        0.2        (0.3)       (0.1)       (0.1)
    -------------------------------------------------------------------------
                                     2.0         2.1         2.2         2.4
    -------------------------------------------------------------------------

    Income before income
     taxes                          18.8        31.6        13.8        29.1
    Income taxes                     5.1         9.7         3.3         9.1
    -------------------------------------------------------------------------
    Net income                      13.7        21.9        10.5        20.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Periods ended September 30, 2005 compared to periods ended
    September 30, 2004

    Revenue

    For the three-month period ended September 30, 2005, revenue was $67.0 million compared to $60.9 million for the corresponding quarter of the preceding fiscal year, an increase of 10.0% primarily resulting from increased sales in
Canada and Europe. For the year ended September 30, 2005, revenue was $251.3 million compared to $243.6 million for the preceding fiscal year , an increase of 3.2%. This increase in revenue primarily resulted from higher sales in Canada and Europe partly offset by lower sales in the United States following an announced intention from major wholesalers to reduce their

AXCAN PHARMA INC.

inventory level. The end-customer prescription demand continues to show positive growth for most of our products sold in the United States which leads us to believe that this reduction in revenue is only temporary and that sales should increase when our major wholesalers reach their targeted inventory level.

    Revenue is stated net of deductions for products returns, chargebacks, contract rebates, discounts and other allowances of $39.4 million (13.6% of gross revenue) in 2005, and $28.8 million (10.6 % of gross revenue) in 2004.This increase of total deductions as a percentage of gross revenue is primarily due to the increase in returns and chargebacks during fiscal 2005.

    Cost of goods sold

    Cost of goods sold consists principally of costs of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. Cost of goods sold increased $7.2 million (64.9%) to $18.3 million for the three-month period ended September 30, 2005 from $11.1 million for the corresponding quarter of the preceding fiscal year. As a percentage of revenue, cost of goods sold for the quarter ended September 30, 2005 increased as compared to the corresponding quarter of the preceding fiscal year from 18.2% to
27.3%. This increase in cost of goods sold as a percentage of revenue was due mainly to an increase in sales of products with a lower margin and a reduction in sales of products with a higher margin. For the year ended September 30,
2005, cost of goods sold increased $17.3 million (31.9%) to $71.5 million from
$54.2 million for the preceding fiscal year. As a percentage of revenue, cost of goods sold for the year ended September 30, 2005 increased as compared to the preceding fiscal year from 22.2% to 28.5%. This increase in the cost of goods sold as a percentage of revenue was due mainly to the write-down of inventory of finished goods with less than twelve months of shelf life, an increase in sales of products with a lower margin and a reduction in sales of products with a higher margin. Cost of goods sold includes $4.7 million for the year ended
September 30, 2005 related to the write-down of inventory of finished goods for one product line sold in the United States.

    Selling and administrative expenses

    Selling and administrative expenses consist principally of salaries and other costs associated with Axcan's sales force and marketing activities.
Selling and administrative expenses increased $2.7 million (14.7%) to $21.1 million for the three-month period ended September 30, 2005 from $18.4 million for the corresponding quarter of the preceding fiscal year. For the year ended
September 30, 2005, selling and administrative expenses increased $9.6 million
(12.6%) to $86.0 million from $76.4 million for the preceding fiscal year. This increase is mainly due to an increase in our sales force in preparation for additional products to be marketed, including ITAX, additional marketing efforts on our current products, increased distribution cost following the new agreement with a major wholesaler and consulting fees for IT implementation and regulatory compliance.

    Research and development expenses

    Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf as well as the salaries and benefits paid to its personnel involved in research and development projects.
Research and development expenses increased $1.4 million (20.6%) to $8.2 million for the quarter ended September 30, 2005 from $6.8 million for the corresponding quarter of the preceding fiscal year. For the year ended

AXCAN PHARMA INC.

September 30, 2005, research and development expenses increased $12.0 million
(60.3%) to $31.9 million from $19.9 million for the preceding fiscal year. This increase is mainly due to the phase III development of ITAX, acquired in August
2003, for the treatment of functional dyspepsia. The phase III is the most expensive part of clinical development.

    Depreciation and amortization

    Depreciation and amortization consists principally of the amortization of intangible assets with a finite life. Intangible assets include trademarks, trademark licenses and manufacturing rights. Depreciation and amortization increased $1.3 million (31.0%) to $5.5 million for the quarter ended September
30, 2005 from $4.2 million for the corresponding quarter of the preceding fiscal year. For the year ended September 30, 2005, depreciation and amortization increased $5.1 million (31.1%) to $21.5 million from $16.4 million for the preceding fiscal year. The increase is mainly due to the amortization of the
AVAX product line acquired from Aventis on November 18, 2003 and of PANZYTRAT which was reclassified from intangible assets with an indefinite life to intangible assets with a finite life on October 1, 2004.

    Financial expenses

    Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses remained stable at $1.8 million for the quarter ended September 30, 2005 compared to the corresponding quarter of the preceding fiscal year. For the year ended September
30, 2005, financial expenses increased $0.2 million (2.9%) to $7.1 million from
$6.9 million for the preceding fiscal year.

    Income Taxes

    Income taxes amounted to $3.4 million for the quarter ended September 30,
2005, compared to $5.9 million for the quarter ended September 30, 2004. The effective tax rates were 27.2% for the quarter ended September 30, 2005 and
30.7% for the quarter ended September 30, 2004. The decrease in effective tax rate is mainly due to the research and development tax credits, deducted from the income taxes expense, of $0.8 million for the quarter ended September 30,
2005 compared to $0.5 million for the corresponding quarter of the preceding fiscal year. For the year ended September 30, 2005, income taxes amounted to
$8.4 million compared to $22.3 million for the preceding fiscal year. The effective tax rates were 24.1% for the year ended September 30, 2005 and 31.4%
for the year ended September 30, 2004. The decrease in effective tax rate is mainly due to the research and development tax credits, deducted from the income taxes expense, of $2.6 million for the year ended September 30, 2005 compared to
$1.2 million for the preceding fiscal year.

AXCAN PHARMA INC.

 The income taxes expense and corresponding tax rate are summarized in the following tables:

    Income taxes expense         For the three-month           For the years
                                       periods ended                   ended
                                        September 30            September 30
                             ------------------------ -----------------------
                                    2005        2004        2005        2004
                             ------------ ----------- ----------- -----------
                                       $           $           $           $

    Income taxes                   4,191       6,423      11,032      23,416
    Research and development
     tax credits                    (768)       (519)     (2,619)     (1,163)

    -------------------------------------------------------------------------
    Income taxes expense           3,423       5,904       8,413      22,253
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Income taxes rate            For the three-month           For the years
                                       periods ended                   ended
                                        September 30,           September 30,
                             ------------------------ -----------------------
                                    2005        2004        2005        2004
                             ------------ ----------- ----------- -----------
                                       %           %           %           %

    Income taxes                    33.3        33.4        31.7        33.0
    Research and development
     tax credits                    (6.1)       (2.7)       (7.6)       (1.6)

    -------------------------------------------------------------------------
    Effective taxes rate            27.2        30.7        24.1        31.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Net income

    Net income was $9.1 million or $0.20 of basic income per share and $0.19 and diluted income per share, for the quarter ended September 30, 2005, compared to
$13.3 million or $0.29 of basic income per share and $0.26 of diluted income per share for the corresponding quarter of the preceding year. The reduction in net income for the quarter resulted mainly from an increase in revenue of $6.1 million, an increase in operating expenses totalling $12.7 million and a decrease in income taxes of $2.5 million. The weighted average number of common shares outstanding used to establish the basic per share amounts increased from
45.6 million for the quarter ended September 30, 2004 to 45.7 million for the quarter ended September 30, 2005, following the exercise of options previously granted pursuant to Axcan's stock option plan. The weighted average number of common shares used to establish the diluted per share amounts decreased from
55.2 million for the quarter ended September 30, 2004 to 55.0 million for the quarter ended September 30, 2005.

    Net income was $26.4 million or $0.58 of basic income per share and $0.56 of diluted income per share, for the year ended September 30, 2005, compared to
$48.7 million or $1.08 of basic income per share and $0.96 of diluted income per share for the preceding year. The reduction in net income for the year ended
September 30, 2005 resulted mainly from an increase in revenue of $7.7 million, an increase in operating expenses totaling $44.1 million and a decrease in income taxes of $13.8 million.

AXCAN PHARMA INC.

    Canadian GAAP

    The differences (in thousands of dollars) between U.S. and Canadian GAAP which affect net income for the periods ended September 30, 2005 and 2004 are summarized in the following table:

                                 For the three-month           For the years
                                       periods ended                   ended
                                        September 30,           September 30,
                             ------------------------ -----------------------
                                    2005        2004        2005        2004
                             ------------ ----------- ----------- -----------
                                       $           $           $           $

    Net income in accordance
     with U.S. GAAP                9,149      13,320      26,425      48,728

    Implicit interest on
     convertible debt             (1,205)     (1,103)     (4,631)     (4,234)
    Stock-based compensation
     expense                      (1,062)          -      (4,589)          -
    Amortization of net
     product acquisition
     costs                           (14)        (14)        (54)        (54)
    Income tax impact of
     the above adjustments             6           5         337          20

    -------------------------------------------------------------------------
    Net earnings in accordance
     with Canadian GAAP            6,874      12,208      17,488      44,460
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    On March 5, 2003, the Company closed an offering of $125.0 million aggregate principal amount of 4.25% convertible subordinated notes due April 15, 2008. As a result of the terms of the notes, under Canadian GAAP, an amount of
$24,238,899 was included in shareholders' equity as equity component of the convertible debt and an amount of $100,761,101 was included in long- term debt, as the liability component of the convertible notes. For the year ended
September 30, 2005, implicit interest in the amount of $4,630,987 ($4,233,768 in
2004) was accounted for and added to the liability component.

    Since October 1, 2004, under Canadian GAAP, the effect of stock-based compensation has to be accounted for using the fair value method.

    Under Canadian GAAP, research and development expenses are stated net of related tax credits which generally constitute between 5% and 10% of the aggregate amount of such expenses. Under U.S. GAAP, these tax credits are applied against income taxes.

    Liquidity and capital resources

    Axcan's cash, cash equivalents and short-term investments increased $59.7 million (157.5%) to $97.6 million at September 30, 2005 from $37.9 million at
September 30, 2004. As of September 30, 2005, working capital was $132.0 million, compared to $87.7 million at September 30, 2004. These increases are mainly due to the cash flows from operating activities of the year ended
September 30, 2005.

    Total assets increased $31.8 million (5.2%) to $641.4 million as of

AXCAN PHARMA INC.

September 30, 2005 from $609.6 million as of September 30, 2004. Shareholders'
equity increased $25.5 million (6.5%) to $417.6 million as of September 30, 2005 from $392.1 million as of September 30, 2004.

    Historically, Axcan has financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity and convertible debt, cash flows from operating activities, and loans from joint venture partners and financial institutions.
Since it went public in Canada in December 1995, Axcan has raised approximately
$243.0 million from sales of its equity and $125.0 million from sales of convertible notes. Furthermore, Axcan has borrowed and since repaid funds from financial institutions to finance the acquisition of Axcan Scandipharm Inc. and from Schwarz Pharma Inc., a former joint venture partner, to finance the acquisition of Axcan URSO.

    Axcan's research and development expenses totalled $19.9 million for fiscal
2004 and $31.9 million for fiscal 2005. Axcan believes that cash, cash equivalents and short-term investments, together with funds provided by operations, will be sufficient to meet its operating cash requirements, including the development of products through research and development activities, capital expenditures and repayment of its debt. Assuming regulatory approvals of future products and indications stemming from its research and development efforts, Axcan believes that these will also significantly contribute to an increase in funds provided by operations. However, Axcan regularly reviews product and other acquisition opportunities and may therefore require additional debt or equity financing. Axcan cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.

    Line of credit

    Since September 22, 2004, the Company has had an amended credit facility with a banking syndicate. The amended credit facility consists in a $125.0 million 364-day extendible revolving facility with a two-year term-out option maturing on September 21, 2008.

    The credit facility is secured by a first priority security interest on all present and future acquired assets of the Company and its material subsidiaries, and provides for the maintenance of certain financial ratios. Among the restrictions imposed by the credit facility is a covenant limiting cash dividends, share repurchases (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders to 10%
of the Company's net income for the preceding fiscal year. As of September 30,
2005, Axcan was in compliance with all covenants under the credit facility.

    The interest rate varies, depending on the Company's leverage, between 25 basis points and 100 basis points over Canadian prime rate or U.S. base rate, and between 125 basis points and 200 basis points over the LIBOR rate or bankers acceptances. The credit facility may be drawn in U.S. dollars, in Canadian dollar or in Euros equivalents. As of September 30, 2005, there was no amount outstanding under this credit facility.

    Convertible subordinated notes and other long-term debt

    Long-term debt, including instalments due within one year, totaled $127.8 million as of September 30, 2005 compared to $129.7 million as of September 30,
2004. As of September 30, 2005, the long-term debt included, $1.3 million of bank loans, $1.5 million of obligations under capital leases contracted by
Axcan's French subsidiary and the $125.0 million 4.25% convertible subordinated notes due 2008, which were issued on March 5, 2003.

AXCAN PHARMA INC.

    The notes are convertible into 8,924,113 common shares during any quarterly conversion period if the closing price per share for at least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. The notes are also convertible during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. The noteholders may also convert their notes upon the occurrence of specified corporate transactions or if the Company has called the notes for redemption. On or after April 20,
2006, the Company may at its option, redeem the notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The notes also include provisions for the redemption of all the notes for cash at the option of the
Company following certain changes in tax treatment.

    Cash Flows

    Cash flows from operating activities increased $28.3 million from $5.6 million of cash used by operating activities for the quarter ended September 30,
2004 to $22.7 million of cash provided by operating activities for the quarter ended September 30, 2005. Cash flows from operating activities increased $44.3 million from $23.4 million of cash provided by operating activities for the year ended September 30, 2004 to $67.7 million for the year ended September 30, 2005.
This increase is mainly due to the fact that the inventories remained relatively stable and the accounts receivable decreased by $8.6 million during the year ended September 30, 2005 compared to the previous fiscal year when they increased by $45.0 million following the increase in sales and the acquisition of new products. Cash flows used by financing activities were $0.3 million for the quarter ended September 30, 2005 and $1.4 million for the year ended
September 30, 2005. Cash flows used for investment activities for the quarter ended September 30, 2005 were $8.1 million mainly due to the net cash used for the acquisition of property, plant and equipment for $1.2 million and the acquisition of short term investments for $6.9 million. Cash used by investment activities for the year ended September 30, 2005 were $8.1 million mainly due to the net acquisition of short-term investments of $1.7 million plus the cash used for the acquisition of property, plant and equipment for $6.3 million. Cash flows used for investment activities for the year ended September 30, 2004 were
$42.7 million mainly due to the net cash used for the acquisition of intangible assets for $149.6 million and property, plant and equipment for $13.4 million with the net proceeds from the disposal of short-term investments.

    Off-Balance Sheet Arrangements

    Axcan does not have any transactions, arrangements and other relationships with unconsolidated entities that are likely to affect its operating results, its liquidity or capital resources. Axcan has no special purpose or limited purpose entities that provide off-balance sheet financing, liquidity or market or credit risk support, engage in leasing, hedging, research and development services, or other relationships that expose the Company to liability that is not reflected on the face of the consolidated financial statements.

AXCAN PHARMA INC.

    Contractual Obligations

    The following table summarizes Axcan's significant contractual obligations
(in thousands of dollars) as of September 30, 2005 and the effect such obligations are expected to have on our liquidity and cash flows in future years. This table excludes amounts already recorded on the balance sheet as current liabilities at September 30, 2005 or certain other purchase obligations as discussed below:

                                 For the years ending September 30,
                  -----------------------------------------------------------
                                                                        2010 and
                        2006        2007        2008        2009  thereafter
                  ----------- ----------- ----------- ----------- -----------
                           $           $           $           $           $
    Long-term
     debt              1,497       1,021     125,239          72           -
    Operating
     leases            1,314         416         196          41           6
    Other
     commitments         595         475         716         250           -
                  ----------- ----------- ----------- ----------- -----------
                       3,406       1,912     126,151         363           6
                  ----------- ----------- ----------- ----------- -----------
                  ----------- ----------- ----------- ----------- -----------

    Purchase orders for raw materials, finished goods and other goods and services are not included in the above table. Management is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. For the purpose of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Axcan's purchase orders are based on current needs and are fulfilled by our vendors with relatively short timetables. The Company does not have significant agreements for the purchase of raw materials or finished goods specifying minimum quantities or set prices that exceed its short-term expected requirements. Axcan also enters into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty except for a sales management services contract included in the above table. As milestone payments are primarily contingent on receiving regulatory approval for products under development, they do not have defined maturities.

    The expected timing of payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services, or for some obligations, changes to agreed-upon amounts.

    Effect of recently issued U.S. accounting pronouncements

    In December 2002, the Financial Accounting Standards Board ("FASB")
issued Statement of Financial Accounting Standards ("SFAS") No. 148,
"Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS
No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to
provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board

AXCAN PHARMA INC.

Opinion ("APB") No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB No. 25. As allowed by SFAS No. 123, the Company elected to continue to utilize the accounting method prescribed by APB No. 25 and applies the disclosure requirements of SFAS No. 123.

    In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment". SFAS
No. 123R requires all entities to recognize compensation cost for share- based awards, including options, granted to employees. The Statement eliminated the ability to account for share-based compensation transactions using APB No. 25,
"Accounting for Stock Issued to Employees", and generally require instead that such transaction be accounted for using a fair-value based method. Public companies are required to measure stock-based compensation classified as equity by valuing the instrument the employee receives at its grant-date fair value.
Currently such awards are measured at intrinsic value under both APB No. 25 and
SFAS 123, "Accounting for Stock- Based Compensation". The Company will apply the
Statement for fiscal 2006 using the modified prospective transition approach and expects the implementation to have a material impact on the consolidated balance sheets and results of operations. For the historical impact of Stock-based compensation expense using the fair-value based method, see note 8 of the
September 30, 2005 interim financial statement.

    During the September 2004 meeting of the Emerging Issues Task Force ("EITF")
a consensus was reached on EITF Issue 04-8, "The Effect of Contingently
Convertible Debt on Diluted Earnings per Share". The EITF 04-8 requires
Companies to include certain convertible debt and equity instruments, that were previously excluded, into their calculations of diluted earnings per share. The
EITF concluded that Issue 04-8 is effective for periods ending after December
15, 2004, and must be applied by restating all periods during which time the applicable convertible instruments were outstanding. The 4.25% convertible subordinated notes issued in 2003, are therefore included in the Company's diluted income per share calculation. For the year ended September 30, 2004, the weighted number of common shares used in the calculation of the diluted income per share has been increased from 52,787,964 to 55,031,184 and the diluted income per share has been reduced from $ 0.98 to $ 0.96. This change in accounting policies did not have an impact on the diluted income per share for the year ended September 30, 2003.

    Earnings coverage

    Under U.S. GAAP, for the twelve months ended September 30, 2005, our interest requirements amounted to $6.2 million on a pro-forma basis and our earnings coverage ratio, defined as the ratio of earnings before interest and income taxes to pro-forma interest requirements, was 6.2 to one.

    Under Canadian GAAP, for the twelve months ended September 30, 2005, our interest requirements amounted to $11.3 million on a pro-forma basis, and our earnings coverage ratio was 3.6 to one. The principal difference between the earnings coverage ratios under Canadian GAAP and U.S. GAAP is attributable to the inclusion of implicit interest of $5.1 million as required by Canadian GAAP.

    Risk Factors

AXCAN PHARMA INC.

    Axcan is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Axcan does not use derivative financial instruments for speculative or trading purposes. Axcan does not use off-balance sheet financing or similar special purpose entities. Inflation has not had a significant impact on Axcan's results of operations.

    Foreign Currency Risk

    Axcan operates internationally; however, a substantial portion of the revenue and expense activities and capital expenditures are transacted in U.S.
dollars. Axcan's exposure to exchange rate fluctuation is reduced because, in general, Axcan's revenues denominated in currencies other than the U.S. dollar are matched by a corresponding amount of costs denominated in the same currency.
Axcan expects this matching to continue.

    Interest Rate Risk

    The primary objective of Axcan's investment policy is the protection of capital. Accordingly, investments are made in high-grade government and corporate securities with varying maturities, but typically, less than 180 days.
Therefore, Axcan does not have a material exposure to interest rate risk, and a
100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position or cash flows. Axcan is exposed to interest rate risk on borrowings under the credit facility. The credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. Based on projected advances under the credit facility, a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position, or cash flows.

    Supply and Manufacture

    Axcan depends on third parties for the supply of active ingredients and for the manufacture of the majority of its products. Although Axcan looks to secure alternative suppliers, Axcan may not be able to obtain the active ingredients or products from such third parties, the active ingredients or products may not comply with specifications, or the prices at which Axcan purchases them may increase and Axcan may not be able to locate alternative sources of supply in a reasonable time period, or at all. If any of these events occur, Axcan may not be able to continue to market certain of its products, and its sales and profitability would be adversely affected.

    Volatility of Share Prices

    The market price of Axcan's shares is subject to volatility. Deviations in actual financial or scientific results, as compared to expectations of securities analysts who follow our activities can have a significant effect on the trading price of Axcan's shares.

    Forward-looking Statements

    This document contains forward-looking statements, which reflect the
Company's current expectations regarding future events. To the extent that any statements in this document contain information that is not historical, the statements are essentially forward-looking and are often identified by words such as "anticipate", "expect", "estimate", "intend", "project", "plan"

AXCAN PHARMA INC.

and
"believe". These forward-looking statements include, but are not limited to, the expected sales growth of the Company's products and the expected increase in funds from operations resulting from the Company's research and development expenditures. The forward-looking statements involve risks and uncertainties.
Actual events could differ materially from those projected herein and depend on a number of factors, including but not limited to the successful and timely completion of clinical studies, the difficulty of predicting FDA or other regulatory approvals, the commercialization of a drug or therapy after regulatory approval is received, the difficulty of predicting acceptance and demand for pharmaceutical products, the impact of competitive products and pricing, new product development and launch, the availability of raw materials, the protection of our intellectual property, fluctuations in our operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian Securities Commissions.
The reader is cautioned not to rely on these forward looking statements. The
Company disclaims any obligation to update these forward-looking statements.

    This MD and A has been prepared as of November 8, 2005. Additional information on the Company is available through regular filing of press releases, quarterly financial statements and Annual Information Form on the SEDAR website.

    On behalf of Management,
    (signed)
    Jean Vezina
    Vice President, Finance and Chief Financial Officer

AXCAN PHARMA INC.

    AXCAN PHARMA INC.
    Consolidated Balance Sheets
    -------------------------------------------------------------------------
    In accordance with U.S. GAAP
    in thousands of U.S. dollars, except share related data

                                                       September   September
                                                              30,         30,
                                                            2005        2004
                                                      ----------- -----------
                                                      (unaudited)
    ASSETS                                                     $           $

    Current assets
      Cash and cash equivalents                           79,969      21,979
      Short-term investments available for sale           17,619      15,922
      Accounts receivable                                 37,587      46,585
      Income taxes receivable                              8,351       9,196
      Inventories (Note 4)                                36,016      37,270
      Prepaid expenses and deposits                        1,771       3,494
      Deferred income taxes                                9,044       4,586
    -------------------------------------------------------------------------
    Total current assets                                 190,357     139,032

    Property, plant and equipment, net                    31,673      31,252
    Intangible assets, net (Note 5)                      388,921     407,875
    Goodwill, net                                         27,467      27,467
    Deferred debt issue expenses, net                      2,577       3,088
    Deferred income taxes                                    412         930
    -------------------------------------------------------------------------
    Total assets                                         641,407     609,644
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES

    Current liabilities
      Accounts payable and accrued liabilities            52,990      47,917
      Income taxes payable                                 3,247         731
      Instalments on long-term debt                        1,497       1,778
      Deferred income taxes                                  602         936
    -------------------------------------------------------------------------
    Total current liabilities                             58,336      51,362

    Long-term debt                                       126,332     127,916
    Deferred income taxes                                 39,135      38,290
    -------------------------------------------------------------------------
    Total liabilities                                    223,803     217,568
    -------------------------------------------------------------------------

    SHAREHOLDERS' EQUITY
    Capital stock
      Series A preferred shares, without par value,
       shares authorized: 14,175,000; no shares issued.        -           -
      Series B preferred shares, without par value,
       shares authorized: 12,000,000; no shares issued.        -           -
      Common shares, without par value, unlimited
       shares authorized; 45,682,175 and 45,562,336
       issued and outstanding  as at September 30,
       2005 and 2004, respectively                       261,714     260,643
    Retained earnings                                    138,787     112,362
    Contributed surplus                                    1,329           -
    Accumulated other comprehensive income                15,774      19,071

AXCAN PHARMA INC.

    -------------------------------------------------------------------------
    Total shareholders' equity                           417,604     392,076
    -------------------------------------------------------------------------
    Total liabilities and shareholders' equity           641,407     609,644
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    See the accompanying notes to the Consolidated Financial Statements. These interim financial statements should be read in conjunction with the annual
    Consolidated Financial Statements.

AXCAN PHARMA INC.

    AXCAN PHARMA INC.
    Consolidated Statements of Shareholders' Equity
    -------------------------------------------------------------------------
    In accordance with U.S. GAAP
    in thousands of U.S. dollars, except share related data
    (unaudited)
                                 For the For the
                             three-month three-month
                                  period      period     For the     For the
                                   ended       ended  year ended  year ended
                               September   September   September   September
                                      30,         30,         30,         30,
                                    2005        2004        2005        2004
                             ------------ ----------- ----------- -----------
    Common shares (number)
    Balance, beginning
     of period                45,674,674  45,556,032  45,562,336  45,004,320
      Exercise of options          7,501       6,304     119,839     558,016
    -------------------------------------------------------------------------
    Balance, end of period    45,682,175  45,562,336  45,682,175  45,562,336
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                       $           $           $           $
    Common shares
    Balance, beginning
     of period                   261,531     260,572     260,643     255,743
      Exercise of options            183          71       1,071       4,900
    -------------------------------------------------------------------------
    Balance, end of period       261,714     260,643     261,714     260,643
    -------------------------------------------------------------------------

    Retained earnings
    Balance, beginning
     of period                   129,638      99,042     112,362      63,634
      Net income                   9,149      13,320      26,425      48,728
    -------------------------------------------------------------------------
    Balance, end of period       138,787     112,362     138,787     112,362
    -------------------------------------------------------------------------

    Contributed surplus
    Balance, beginning
     of period                     1,329           -           -           -
      Income tax deductions on
       stock options exercise          -           -       1,329           -
    -------------------------------------------------------------------------
    Balance, end of period         1,329           -       1,329           -
    -------------------------------------------------------------------------

    Accumulated other
     comprehensive income
    Balance, beginning
     of period                    16,003      16,834      19,071      11,634
      Foreign currency
       translation adjustments      (229)      2,237      (3,297)      7,437
    -------------------------------------------------------------------------
    Balance, end of period        15,774      19,071      15,774      19,071
    -------------------------------------------------------------------------
    Total shareholders' equity   417,604     392,076     417,604     392,076
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Comprehensive income
    Foreign currency

AXCAN PHARMA INC.

     translation adjustments        (229)      2,237      (3,297)      7,437
    Net income                     9,149      13,320      26,425      48,728
    -------------------------------------------------------------------------
    Total comprehensive income     8,920      15,557      23,128      56,165
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    See the accompanying notes to the Consolidated Financial Statements. These interim financial statements should be read in conjunction with the annual
    Consolidated Financial Statements.

AXCAN PHARMA INC.

    AXCAN PHARMA INC.
    Consolidated Statements of Cash Flows
    -------------------------------------------------------------------------
    In accordance with U.S. GAAP
    in thousands of U.S. dollars,
    (unaudited)
                                 For the For the
                             three-month three-month
                                  period      period     For the     For the
                                   ended       ended  year ended  year ended
                               September   September   September   September
                                      30,         30,         30,         30,
                                    2005        2004        2005        2004
                             ------------ ----------- ----------- -----------
    Operations                         $           $           $           $
    Net income                     9,149      13,320      26,425      48,728
    Non-cash items
      Amortization of deferred
       debt issue expenses           275         291       1,100       1,144
      Other depreciation and
       amortization                5,492       4,164      21,532      16,359
      Loss (Gain) on disposal
       of assets                       -          21           -          (5)
      Foreign currency
       fluctuation                   222         (89)        (84)        342
      Deferred income taxes          769       2,847      (3,261)      6,625
      Share in net loss of
       joint ventures                  -         511           -         455
      Changes in working
       capital items
        Accounts receivable        2,158     (15,128)      8,648     (27,795)
        Income taxes receivable   (1,318)     (1,373)      1,610      (3,773)
        Inventories                  923      (3,700)      1,490     (17,157)
        Prepaid expenses and
         deposits                  1,646         190       1,861        (703)
        Accounts payable and
         accrued liabilities       1,766      (2,860)      4,429       3,191
        Income taxes payable       1,596      (3,802)      3,995      (4,051)
    -------------------------------------------------------------------------
    Cash flows from
     operating activities         22,678      (5,608)     67,745      23,360
    -------------------------------------------------------------------------
    Financing
    Long-term debt                     -           -           -       2,212
    Repayment of long-term debt     (457)       (473)     (1,857)     (3,842)
    Deferred debt issue expenses       -           -        (589)          -
    Issue of shares                  183          71       1,071       4,900
    -------------------------------------------------------------------------
    Cash flows from financing
     activities                     (274)       (402)     (1,375)      3,270
    -------------------------------------------------------------------------
    Investment
    Acquisition of short-term
     investments                  (6,950)     (3,348)    (14,519)    (20,936)
    Disposal of short-term
     investments                       -       3,129      12,822     138,074
    Disposal of investments            -         141           -       1,876
    Acquisition of property,
     plant and equipment          (1,182)     (2,335)     (6,330)    (13,409)
    Disposal of property,
     plant and equipment               -           8           -         405
    Acquisition of intangible
     assets                           (7)     (3,943)        (51)   (149,628)
    Disposal of intangible assets      -           -           -         917

AXCAN PHARMA INC.

    -------------------------------------------------------------------------
    Cash flows from investment
     activities                   (8,139)     (6,348)     (8,078)    (42,701)
    -------------------------------------------------------------------------
    Foreign exchange gain on
     cash held in foreign
     currencies                       37         103        (302)        277
    -------------------------------------------------------------------------
    Net increase (decrease) in
     cash and cash equivalents    14,302     (12,255)     57,990     (15,794)
    Cash and cash equivalents,
     beginning of period          65,667      34,234      21,979      37,773
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period                79,969      21,979      79,969      21,979
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Additional information
      Interest received              562         681       1,256       1,035
      Interest paid                   41          31       5,626       6,122
      Income taxes paid            2,815       9,330       6,984      23,620
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    See the accompanying notes to the Consolidated Financial Statements. These interim financial statements should be read in conjunction with the annual
    Consolidated Financial Statements.

AXCAN PHARMA INC.

    AXCAN PHARMA INC.
    Consolidated Statements of Operations
    -------------------------------------------------------------------------
    In accordance with U.S. GAAP
    in thousands of U.S. dollars, except share related data
    (unaudited)
                                 For the For the
                             three-month three-month
                                  period      period     For the     For the
                                   ended       ended  year ended  year ended
                               September   September   September   September
                                      30,         30,         30,         30,
                                    2005        2004        2005        2004
                             ------------ ----------- ----------- -----------
                                       $           $           $           $

    Revenue                       66,987      60,872     251,343     243,634
    -------------------------------------------------------------------------

    Cost of goods sold            18,299      11,060      71,534      54,247
    Selling and
     administrative expenses      21,068      18,412      85,997      76,365
    Research and development
     expenses                      8,206       6,760      31,855      19,866
    Depreciation and
     amortization                  5,492       4,164      21,532      16,359
    -------------------------------------------------------------------------
                                  53,065      40,396     210,918     166,837
    -------------------------------------------------------------------------

    Operating income              13,922      20,476      40,425      76,797
    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

    Financial expenses             1,847       1,804       7,140       6,885
    Interest income                 (659)       (350)     (1,340)       (756)
    Loss (gain) on foreign
     currency                        162        (202)       (213)       (313)
    -------------------------------------------------------------------------
                                   1,350       1,252       5,587       5,816
    -------------------------------------------------------------------------

    Income before income taxes    12,572      19,224      34,838      70,981
    Income taxes                   3,423       5,904       8,413      22,253
    -------------------------------------------------------------------------
    Net income                     9,149      13,320      26,425      48,728
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Income per common share
      Basic                         0.20        0.29        0.58        1.08
      Diluted                       0.19        0.26        0.56        0.96
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Weighted average number
     of common shares
      Basic                   45,679,973  45,561,149  45,617,703  45,286,199
      Diluted                 55,016,910  55,214,113  55,219,202  55,031,184
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    See the accompanying notes to the Consolidated Financial Statements. These interim financial statements should be read in conjunction with the

AXCAN PHARMA INC.

annual Consolidated Financial Statements.

AXCAN PHARMA INC.

AXCAN PHARMA INC.
    Notes to Consolidated Financial Statements
    -------------------------------------------------------------------------
    In accordance with U.S. GAAP
    Amounts in tables are stated in thousands of U.S. dollars, except share related data.
    (unaudited)

    1. Significant Accounting Policies

    The accompanying unaudited financial statements are prepared in accordance with U.S. GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended September 30, 2004 except for the change mentioned in note 2. The interim financial statements and related notes should be read in conjunction with the
Company's audited financial statements for the year ended September 30, 2004.
When necessary, the financial statements include amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year. Consolidated financial statements prepared in U.S.
dollars and in accordance with Canadian GAAP are available to shareholders and filed with regulatory authorities.

    2. Change in Accounting Policies

    Effects of contingently convertible instruments on diluted income per share

    During the September 2004 meeting of the Emerging Issues Task Force ("EITF")
a consensus was reached on EITF Issue 04-8, "The Effect of Contingently
Convertible Debt on Diluted Earnings per Share". The EITF 04-8 requires companies to include certain convertible debt and equity instruments, that were previously excluded, into their calculations of diluted earnings per share. The
EITF concluded that Issue 04-8 is effective for periods ending after December
15, 2004, and must be applied by restating all periods during which time the applicable convertible instruments were outstanding. The 4.25% convertible subordinated notes issued in 2003, are therefore included in the Company's diluted income per share calculation. For the year ended September 30, 2004, the weighted number of common shares used in the calculation of the diluted income per share has been increased from 52,787,964 to 55,031,184 and the diluted income per share has been reduced from $0.98 to $0.96.

    3. Product Acquisition

    On November 18, 2003, the Company acquired the rights to a group of products from Aventis Pharma S.A. for a cash purchase price of $145,000,000. The acquired products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and
PROCTOSEDYL for the Canadian market. On December 3, 2002, the Company acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott
Laboratories.

    During a transition period, the sellers may act as agents for the management of the products sales. For the year ended September 30, 2005, a portion of the sales of some of these products is still managed by the sellers. Axcan includes in its revenue the net sales from such products less corresponding cost of goods sold and other seller related expenses. Consequently, although net sales of such products for the year ended September 30, 2005 were $2,431,789 ($7,667,940 in
2004), the Company only included in its revenue an amount of $949,866
($4,685,673 in 2004) representing the net sales less cost of goods sold and other seller related expenses.

AXCAN PHARMA INC.

    4. Inventories

                                                       September   September
                                                              30,         30,
                                                            2005        2004
                                                      ----------- -----------
                                                               $           $

    Raw materials and packaging material                  18,710      10,311
    Work in progress                                       1,547       1,781
    Finished goods                                        15,759      25,178
    -------------------------------------------------------------------------
                                                          36,016      37,270
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    5. Intangible Assets

    -------------------------------------------------------------------------
                                                September 30, 2005
    -------------------------------------------------------------------------
                                                   Accumulated
                                            Cost  amortization           Net
    -------------------------------------------------------------------------
                                               $             $             $
    Trademarks, trademark licenses and manufacturing rights with a:
      Finite life                        334,749        45,841       288,908
      Indefinite life                    112,430        12,417       100,013
    -------------------------------------------------------------------------
                                         447,179        58,258       388,921
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                                September 30, 2004
    -------------------------------------------------------------------------
                                                   Accumulated
                                            Cost  amortization           Net
    -------------------------------------------------------------------------
                                               $             $             $
    Trademarks, trademark licenses and manufacturing rights with a:
      Finite life                        280,034        29,869       250,165
      Indefinite life                    170,127        12,417       157,710
    -------------------------------------------------------------------------
                                         450,161        42,286       407,875
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The cost of the product PANZYTRAT has been transferred from intangible assets with an indefinite life to intangible assets with a finite life following changes in the regulatory rules applicable to this product and resulting in the modification of its useful life. The net cost of this product as of October 1,
2004, which amounted to $56,817,802, is therefore amortized over a 25-year period.

AXCAN PHARMA INC.

    6. Segmented Information

    The Company considers that it operates in a single reportable segment, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.

    The Company operates in the following geographic areas:

                                 For the For the
                             three-month three-month
                                  period      period     For the     For the
                                   ended       ended  year ended  year ended
                               September   September   September   September
                                      30,         30,         30,         30,
                                    2005        2004        2005        2004
                             ------------ ----------- ----------- -----------
                                       $           $           $           $
    Revenue
      Canada
        Domestic sales             9,054       7,485      34,412      28,002
        Foreign sales                  -           -           -           -
      United States
        Domestic sales            42,625      41,522     155,261     162,810
        Foreign sales              1,264       1,421       4,394       3,921
      Europe
        Domestic sales            10,899       9,161      46,225      43,830
        Foreign sales              3,105       1,228      10,857       4,846
      Other                           40          55         194         225
    -------------------------------------------------------------------------
                                  66,987      60,872     251,343     243,634
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                                       September   September
                                                              30,         30,
                                                            2005        2004
                                                      ----------- -----------
                                                               $           $
    Property, plant, equipment, intangible
     assets and goodwill
      Canada                                              39,506      40,401
      United States                                      127,915     131,242
      Europe                                             252,509     265,417
      Other                                               28,131      29,534
    -------------------------------------------------------------------------
                                                         448,061     466,594
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Revenue is attributed to geographic segments based on the sales country of origin.

AXCAN PHARMA INC.

    7. Financial Information Included in the Consolidated Statement of
       Operations

    a) Financial expenses

                                 For the For the
                             three-month three-month
                                  period      period     For the     For the
                                   ended       ended  year ended  year ended
                               September   September   September   September
                                      30,         30,         30,         30,
                                    2005        2004        2005        2004
                             ------------ ----------- ----------- -----------
                                       $           $           $           $

    Interest on long-term debt     1,422       1,495       5,542       5,614
    Bank charges                      71          18         165         127
    Financing fees                    79           -         333           -
    Amortization of deferred
     debt issue expenses             275         291       1,100       1,144
    -------------------------------------------------------------------------
                                   1,847       1,804       7,140       6,885
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    b) Selling and administrative expenses

    Selling and administrative expenses include the followings:

                                 For the For the
                             three-month three-month
                                  period      period     For the     For the
                                   ended       ended  year ended  year ended
                               September   September   September   September
                                      30,         30,         30,         30,
                                    2005        2004        2005        2004
                             ------------ ----------- ----------- -----------
                                       $           $           $           $

    Shipping and handling
     expenses                      1,088         901       4,901       4,349
    Advertising expenses           2,960       4,197      16,592      15,155

    c) Other information

                                 For the For the
                             three-month three-month
                                  period      period     For the     For the
                                   ended       ended  year ended  year ended
                               September   September   September   September
                                      30,         30,         30,         30,
                                    2005        2004        2005        2004
                             ------------ ----------- ----------- -----------
                                       $           $           $           $

    Rental expenses                  287         394       1,148       1,216
    Depreciation of property,
     plant and equipment           1,485         808       5,339       3,720
    Amortization of
     intangible assets             4,007       3,356      16,193      12,639
    Share in net loss of

AXCAN PHARMA INC.

     joint ventures                    -        (399)          -        (455)
    Investment tax credits
     applied against current
     income taxes                    768         519       2,619       1,163

    d) Income per common share

    The following tables reconcile the numerators and the denominators of the basic and diluted income per common share computations:

                                 For the For the
                             three-month three-month
                                  period      period     For the     For the
                                   ended       ended  year ended  year ended
                               September   September   September   September
                                      30,         30,         30,         30,
                                    2005        2004        2005        2004
                             ------------ ----------- ----------- -----------
                                       $           $           $           $

    Net income available to
     common shareholders
      Basic                        9,149      13,320      26,425      48,728
      Financial expenses
       relating to the
       convertible
       subordinated notes          1,069       1,012       4,257       4,200
    -------------------------------------------------------------------------
    Net income available to
     common shareholders
     on a diluted basis           10,218      14,332      30,682      52,928
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                 For the For the
                             three-month three-month
                                  period      period     For the     For the
                                   ended       ended  year ended  year ended
                               September   September   September   September
                                      30,         30,         30,         30,
                                    2005        2004        2005        2004
                             ------------ ----------- ----------- -----------

    Weighted average number
     of common shares
    Weighted average number
     of common shares
     outstanding              45,679,973  45,561,149  45,617,703  45,286,199
    Effect of dilutive
     stocks options              412,824     728,851     677,386     820,872
    Effect of dilutive
     convertible
     subordinated notes        8,924,113   8,924,113   8,924,113   8,924,113
    -------------------------------------------------------------------------
    Adjusted weighted
     average number of
     common shares
     outstanding              55,016,910  55,214,113  55,219,202  55,031,184
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Number of common shares
     outstanding as at November 4, 2005                     45,686,544

AXCAN PHARMA INC.

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Options to purchase 706,950 and 283,000 common shares were outstanding as at
September 30, 2005 and 2004 respectively but were not included in the computation of diluted income per share for the year ended September 30, 2005 and 2004 respectively because the exercise price of the options was greater than the average market price of the common shares.

    The $125,000,000 subordinated notes are convertible into 8,924,113 common shares. The noteholders may convert their notes during any quarterly conversion period if the closing price per share for at least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. The noteholders may also convert their notes during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. Finally, the noteholders may also convert their notes upon the occurrence of specified corporate transactions or, if the company has called the notes for redemption.
On or after April 20, 2006, the Company may at its option, redeem the notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date.
The notes also include provisions for the redemption of all the notes for cash at the option of the Company following some changes in tax treatment.

    e) Employee benefit plan

    A subsidiary of the Company has a defined contribution plan ("The Plan") for its U.S. employees. Participation is available to substantially all U.S.
employees. Employees may contribute up to 15% of their gross pay and up to limits set by the U.S. Internal Revenue Service. For the year ended September
30, 2005, the Company made matching contributions to the Plan totalling $495,195
($268,757 in 2004).

    8. Stock Options

    The estimated fair value of stock options at the time of grant using the
Black-Scholes option pricing model was as follows:

                                 For the For the
                             three-month three-month
                                  period      period     For the     For the
                                   ended       ended  year ended  year ended
                               September   September   September   September
                                      30,         30,         30,         30,
                                    2005        2004        2005        2004
                             ------------ ----------- ----------- -----------

    Fair value per option          $6.62       $8.12       $7.01       $6.80
    Assumptions used
      Expected volatility             43%         43%         43%         44%
      Risk-free interest rate       3.58%       4.04%       3.94%       4.17%
      Expected option life
       (years)                         6           6           6           6
      Expected dividend                -           -           -           -

    The Company's net income, basic income per share and diluted income per share would have been reduced on a pro-forma basis as follows:

                                 For the     For the     For the     For the
                             three-month three-month three-month three-month

AXCAN PHARMA INC.

                                  period      period      period      period
                                   ended       ended       ended       ended
                               September   September   September   September
                                      30,         30,         30,         30,
                                    2005        2005        2004        2004
                             ------------ ----------- ----------- -----------
                             As reported   Pro-forma As reported   Pro-forma
                             ------------ ----------- ----------- -----------
                                       $           $           $           $

    Net income                     9,149       8,088      13,320      12,244
    Basic income per share          0.20        0.18        0.29        0.27
    Diluted income per share        0.19        0.17        0.26        0.24

                                 For the     For the     For the     For the
                              year ended  year ended  year ended  year ended
                               September   September   September   September
                                      30,         30,         30,         30,
                                    2005        2005        2004        2004
                             ------------ ----------- ----------- -----------
                             As reported   Pro-forma As reported   Pro-forma
                             ------------ ----------- ----------- -----------
                                       $           $           $           $

    Net income                    26,425      21,836      48,728      44,442
    Basic income per share          0.58        0.49        1.08        0.98
    Diluted income per share        0.56        0.48        0.96        0.88

    9. Summary of Differences Between Generally Accepted Accounting Principles
       in the United States and in Canada

    The consolidated interim financial statements have been prepared in accordance with U.S. GAAP which, in the case of the Company, conform in all materials respects with Canadian GAAP, except as set forth below:

                                 For the For the
                             three-month three-month
                                  period      period     For the     For the
                                   ended       ended  year ended  year ended
                               September   September   September   September
                                      30,         30,         30,         30,
                                    2005        2004        2005        2004
                             ------------ ----------- ----------- -----------
    Operations adjustments             $           $           $           $

    Net income in accordance
     with U.S. GAAP                9,149      13,320      26,425      48,728
      Implicit interest on
       convertible debt           (1,205)     (1,103)     (4,631)     (4,234)
      Stock-based compensation
       expense                    (1,062)          -      (4,589)          -
      Amortization of new
       product acquisition costs     (14)        (14)        (54)        (54)
      Income tax impact of the
       above adjustments               6           5         337          20
    -------------------------------------------------------------------------
    Net earnings in accordance
     with Canadian GAAP            6,874      12,208      17,488      44,460
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per share in
     accordance with

AXCAN PHARMA INC.

     Canadian GAAP
      Basic                         0.15        0.27        0.38        0.98
      Diluted                       0.15        0.26        0.38        0.96

                                September 30, 2005      September 30, 2004
                             ------------------------ -----------------------
                                 U.S.      Canadian      U.S.      Canadian
                                 GAAP        GAAP        GAAP        GAAP
                             ------------ ----------- ----------- -----------
    Balance sheet adjustments          $           $           $           $

    Current assets               190,357     190,357     139,032     139,054
    Property, plant and
     equipment                    31,673      31,673      31,252      31,265
    Intangible assets            388,921     401,229     407,875     420,235
    Goodwill                      27,467      28,862      27,467      28,862
    Deferred debt issue
     expenses                      2,577       2,577       3,088       3,088
    Deferred income tax asset        412         412         930         930
    Current liabilities           58,336      58,336      51,362      51,430
    Long-term debt               126,332     113,250     127,916     110,203
    Deferred income tax
     liability                    39,135      40,234      38,290      39,376
    Shareholders' equity
      Equity component of
       convertible debt                -      24,239           -      24,239
      Capital stock              261,714     273,022     260,643     267,288
      Contributed surplus          1,329      13,293           -           -
      Retained earnings          138,787     112,806     112,362     107,671
      Accumulated foreign
       currency translation
       adjustments                15,774      19,930      19,071      23,227

AXCAN PHARMA INC.

    AXCAN PHARMA INC.
    Consolidated Balance Sheets
    -------------------------------------------------------------------------
    In accordance with Canadian GAAP
    in thousands of U.S. dollars
                                                       September   September
                                                              30,         30,
                                                            2005        2004
                                                      ----------- -----------
    ASSETS                                            (unaudited)
                                                               $           $
    Current assets
      Cash and cash equivalents                           79,969      22,063
      Short-term investments                              17,619      15,922
      Accounts receivable                                 37,587      46,518
      Income taxes receivable                              8,351       9,196
      Inventories (Note 4)                                36,016      37,270
      Prepaid expenses and deposits                        1,771       3,499
      Future income taxes                                  9,044       4,586
    -------------------------------------------------------------------------
    Total current assets                                 190,357     139,054

    Property, plant and equipment, net                    31,673      31,265
    Intangible assets, net (Note 5)                      401,229     420,235
    Goodwill, net                                         28,862      28,862
    Deferred debt issue expenses, net                      2,577       3,088
    Future income taxes                                      412         930
    -------------------------------------------------------------------------
                                                         655,110     623,434
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES

    Current liabilities
      Accounts payable and accrued liabilities            52,990      47,985
      Income taxes payable                                 3,247         731
      Instalments on long-term debt                        1,497       1,778
      Future income taxes                                    602         936
    -------------------------------------------------------------------------
    Total current liabilities                             58,336      51,430

    Long-term debt                                       113,250     110,203
    Future income taxes                                   40,234      39,376
    -------------------------------------------------------------------------
                                                         211,820     201,009
    -------------------------------------------------------------------------

    SHAREHOLDERS' EQUITY

    Equity component of convertible debt (Note 6)         24,239      24,239
    Capital stock                                        273,022     267,288
    Contributed surplus                                   13,293           -
    Retained earnings                                    112,806     107,671
    Accumulated foreign currency translation
     adjustments                                          19,930      23,227
    -------------------------------------------------------------------------
                                                         443,290     422,425
    -------------------------------------------------------------------------
                                                         655,110     623,434
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

AXCAN PHARMA INC.

    See the accompanying notes to the Consolidated Financial Statements. These interim financial statements should be read in conjunction with the annual
    Consolidated Financial Statements.

AXCAN PHARMA INC.

    AXCAN PHARMA INC.
    Consolidated Cash Flows
    -------------------------------------------------------------------------
    In accordance with Canadian GAAP
    in thousands of U.S. dollars,
    (unaudited)
                                 For the For the
                             three-month three-month
                                  period      period     For the     For the
                                   ended       ended  year ended  year ended
                               September   September   September   September
                                      30,         30,         30,         30,
                                    2005        2004        2005        2004
                             ------------ ----------- ----------- -----------
                                       $           $           $           $
    Operations
    Net earnings                   6,874      12,208      17,488      44,460
    Non-cash items
      Implicit interest on
       convertible debt            1,205       1,102       4,631       4,234
      Amortization of
       deferred debt issue
       expenses                      275         291       1,100       1,144
      Other depreciation
       and amortization            5,504       4,180      21,583      16,421
      Loss (Gain) on
       disposal of assets              -         506           -         475
      Foreign currency
       fluctuation                   222         (89)        (84)        342
      Future income taxes            764       2,834      (3,281)      6,597
      Stock-based
       compensation expense        1,062           -       4,589           -
      Changes in working
       capital items
        Accounts receivable        2,158     (15,052)      8,648     (27,748)
        Income taxes receivable   (1,003)     (1,373)      1,610      (3,752)
        Inventories                  923      (3,700)      1,490     (17,157)
        Prepaid expenses
         and deposits              1,646         223       1,861        (654)
        Accounts payable and
         accrued liabilities       1,769      (2,966)      4,348       3,018
        Income taxes payable       1,279      (3,802)      3,678      (4,051)
    -------------------------------------------------------------------------
    Cash flows from operating
     activities                   22,678      (5,638)     67,661      23,329
    -------------------------------------------------------------------------
    Financing
    Long-term debt                     -           -           -       2,212
    Repayment of long-term debt     (457)       (471)     (1,857)     (3,840)
    Deferred debt issue expenses       -           -        (589)          -
    Issue of shares                  183          71       1,071       4,900
    -------------------------------------------------------------------------
    Cash flows from financing
     activities                     (274)       (400)     (1,375)      3,272
    -------------------------------------------------------------------------
    Investment
      Acquisition of short-term
     investments                  (6,950)     (3,348)    (14,519)    (20,936)
      Disposal of short-term
       investments                     -       3,129      12,822     138,074

AXCAN PHARMA INC.

      Disposal of investments          -         141           -       1,876
      Acquisition of property,
       plant and equipment        (1,182)     (2,333)     (6,330)    (13,409)
      Disposal of property,
       plant and equipment             -           1           -         405
      Acquisition of
       intangible assets              (7)     (3,943)        (51)   (149,628)
      Disposal of intangible
       assets                          -           -           -         917
    -------------------------------------------------------------------------
    Cash flows from investment
     activities                   (8,139)     (6,353)     (8,078)    (42,701)
    -------------------------------------------------------------------------
    Foreign exchange gain
     on cash held in foreign
     currencies                       37         101        (302)        277
    -------------------------------------------------------------------------
    Net increase (decrease)
     in cash and cash
     equivalents                  14,302     (12,290)     57,906     (15,823)
    Cash and cash equivalents,
     beginning of period          65,667      34,353      22,063      37,886
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period                79,969      22,063      79,969      22,063
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Additional information
      Interest received              562         674        1256       1,031
      Interest paid                   41          31       5,626       6,122
      Income taxes paid            2,815       9,309       6,984      23,599
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    See the accompanying notes to the Consolidated Financial Statements. These interim financial statements should be read in conjunction with the annual
    Consolidated Financial Statements.

AXCAN PHARMA INC.

    AXCAN PHARMA INC.
    Consolidated Earnings
    -------------------------------------------------------------------------
    In accordance with Canadian GAAP
    in thousands of U.S. dollars, except share related data
    (unaudited)
                                 For the For the
                             three-month three-month
                                  period      period     For the     For the
                                   ended       ended  year ended  year ended
                               September   September   September   September
                                      30,         30,         30,         30,
                                    2005        2004        2005        2004
                             ------------ ----------- ----------- -----------
                                       $           $           $           $
    REVENUE                       66,987      60,933     251,343     243,792
    -------------------------------------------------------------------------
    Cost of goods sold            18,371      11,060      71,845      54,247
    Selling and
     administrative expenses      21,914      18,618      89,651      76,574
    Research and development
     expenses                      7,582       6,088      29,861      18,641
    Depreciation and
     amortization                  5,505       4,180      21,584      16,421
    -------------------------------------------------------------------------
                                  53,372      39,946     212,941     165,883
    -------------------------------------------------------------------------
    Operating income              13,615      20,987      38,402      77,909
    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

    Financial expenses             3,052       2,912      11,771      11,131
    Interest income                 (659)       (354)     (1,340)       (762)
    Loss (gain) on foreign
     currency                        162        (200)       (213)       (308)
    -------------------------------------------------------------------------
                                   2,555       2,358      10,218      10,061
    -------------------------------------------------------------------------
    Earnings before income
     taxes                        11,060      18,629      28,184      67,848
    Income taxes                   4,186       6,421      10,696      23,388
    -------------------------------------------------------------------------
    NET EARNINGS                   6,874      12,208      17,488      44,460
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Earnings per common share
      Basic                         0.15        0.27        0.38        0.98
      Diluted                       0.14        0.26        0.38        0.96
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Weighted average number
     of common shares
      Basic                   45,679,973  45,561,149  45,617,703  45,286,199
      Diluted                 46,092,797  55,214,113  46,295,089  52,797,964
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

AXCAN PHARMA INC.

AXCAN PHARMA INC.
    Consolidated Retained Earnings
    -------------------------------------------------------------------------
    In accordance with Canadian GAAP
    in thousands of U.S. dollars
    (unaudited)
                                 For the For the
                             three-month three-month
                                  period      period     For the     For the
                                   ended       ended  year ended  year ended
                               September   September   September   September
                                      30,         30,         30,         30,
                                    2005        2004        2005        2004
                             ------------ ----------- ----------- -----------
                                       $           $           $           $
    Balance, beginning
     of period                   105,932      95,463     107,671      63,211
    Retroactive adjustment
     for stock-based
     compensation (Note 2)             -           -     (12,353)          -
    Net earnings                   6,874      12,208      17,488      44,460
    -------------------------------------------------------------------------
    Balance, end of period       112,806     107,671     112,806     107,671
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    See the accompanying notes to the Consolidated Financial Statements. These interim financial statements should be read in conjunction with the annual
    Consolidated Financial Statements.

    AXCAN PHARMA INC.
    Consolidated Contributed Surplus
    -------------------------------------------------------------------------
    In accordance with Canadian GAAP
    in thousands of U.S. dollars
    (unaudited)
                                 For the For the
                             three-month three-month
                                  period      period     For the     For the
                                   ended       ended  year ended  year ended
                               September   September   September   September
                                      30,         30,         30,         30,
                                    2005        2004        2005        2004
                             ------------ ----------- ----------- -----------
                                       $           $           $           $

    Balance, beginning
     of period                    12,272           -           -           -
    Retroactive adjustment
     for stock-based
     compensation (Note 2)             -           -       8,723           -
    Tax deduction from
     exercise of stock
     options                                       -         544           -
    Stock-based
     compensation expense          1,062           -       4,589           -
    Exercise of stock options        (41)          -        (563)          -
    -------------------------------------------------------------------------
    Balance, end of period        13,293           -      13,293           -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    See the accompanying notes to the Consolidated Financial Statements. These interim financial statements should be read in conjunction with the

AXCAN PHARMA INC.

annual Consolidated Financial Statements.

AXCAN PHARMA INC.

AXCAN PHARMA INC.
    Notes to Consolidated Financial Statements
    -------------------------------------------------------------------------
    In accordance with Canadian GAAP
    Amounts in tables are stated in thousands of U.S. dollars, except share related data.
    (unaudited)

    1. Significant Accounting Policies

    The accompanying unaudited financial statements are prepared in accordance with Canadian GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended September 30, 2004 except for the change mentioned in note 2. The interim financial statements and related notes should be read in conjunction with the
Company's audited financial statements for the year ended September 30, 2004.
When necessary, the financial statements include amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year. Consolidated financial statements prepared in U.S.
dollars and in accordance with U.S. GAAP are available to shareholders and filed with regulatory authorities.

    2. Change in Accounting Policies

    Stock-based compensation

    In September and November 2003, the Accounting Board made amendments to CICA
Handbook Section 3870 to require that the fair value based method be applied to awards granted to employees, which previously had not been accounted for at fair value. Thus, enterprises are required to account for the effect of such awards in their financial statements for fiscal years beginning on or after January 1,
2004. The Company adopted the fair value based method in its fiscal year 2005 with a retroactive application, without restating prior periods. As at October
1, 2004, the retained earnings of the Company have been reduced by $12,353,000, the capital stock has been increased by $4,100,233, the contributed surplus has been increased by $8,722,767 and the income taxes receivable have been increased by $470,000. Stock-based compensation expense charged to the consolidated statement of earnings for the year ended September 30, 2005 was $4,589,254. If this change in accounting policy had been applied to the previous fiscal year, the Company's net earnings, basic earnings per share and diluted earnings per share for the periods ended September 30, 2004 would have been reduced on a pro-forma basis as follows:

                                 For the three-month            For the year
                                        period ended                   ended
                                  September 30, 2004      September 30, 2004
                             ------------------------ -----------------------
                             As reported   Pro-forma As reported   Pro-forma
                             ------------ ----------- ----------- -----------
                                       $           $           $           $
    Net earnings                  12,208      11,132      44,460      40,174
    Basic earnings per share        0.27        0.24        0.98        0.89
    Diluted earnings per share      0.26        0.24        0.96        0.88

AXCAN PHARMA INC.

The estimated fair value of granted stock options for the periods ended
September 30, 2005 and 2004 using the Black-Scholes model was as follows:

                                 For the For the
                             three-month three-month
                                  period      period     For the     For the
                                   ended       ended  year ended  year ended
                               September   September   September   September
                                      30,         30,         30,         30,
                                    2005        2004        2005        2004
                             ------------ ----------- ----------- -----------
    Fair value per option          $6.62       $8.12       $7.01       $6.80
    Assumptions used
      Expected volatility             43%         43%         43%         44%
      Risk-free interest rate       3.58%       4.04%       3.94%       4.17%
      Expected options life
       (years)                         6           6           6           6
      Expected dividend                -           -           -           -

    3. Products Acquisitions

    On November 18, 2003, the Company acquired the rights to a group of products from Aventis Pharma S.A. for a cash purchase price of $145,000,000. The acquired products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and
PROCTOSEDYL for the Canadian market. On December 3, 2002, the Company acquired the worldwide rights to PANZYTRAT enzyme product line from Abbott Laboratories.
    During a transition period, the sellers may act as agents for the management of the products sales. For the year ended September 30, 2005, a portion of the sales of some of these products is still managed by the sellers. Axcan includes in its revenue the net sales from such products less corresponding cost of goods sold and other seller related expenses. Consequently, although net sales of such products for the year ended September 30, 2005 were $2,431,789 ($7,667,940 in
2004), the Company only included in its revenue an amount of $949,866
($4,685,673 in 2004) representing the net sales less cost of goods sold and other seller related expenses.

    4. Inventories

                                                       September   September
                                                              30,         30,
                                                            2005        2004
                                                      ----------- -----------
                                                               $           $

    Raw materials and packaging material                  18,710      10,311
    Work in progress                                       1,547       1,781
    Finished goods                                        15,759      25,178
    -------------------------------------------------------------------------
                                                          36,016      37,270
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    5. Intangible Assets

    -------------------------------------------------------------------------
                                                September 30, 2005
    -------------------------------------------------------------------------
                                                   Accumulated
                                            Cost  amortization           Net
    -------------------------------------------------------------------------
                                               $             $             $

AXCAN PHARMA INC.

    Trademarks, trademark licenses and
     manufacturing rights with a:
      Finite life                        347,578        46,362       301,216
      Indefinite life                    112,430        12,417       100,013
    -------------------------------------------------------------------------
                                         460,008        58,779       401,229
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                                September 30, 2004
    -------------------------------------------------------------------------
                                                   Accumulated
                                            Cost  amortization           Net
    -------------------------------------------------------------------------
                                               $             $             $
    Trademarks, trademark licenses and
     manufacturing rights with a:
      Finite life                        292,863        30,338       262,525
      Indefinite life                    170,127        12,417       157,710
    -------------------------------------------------------------------------
                                         462,990        42,755       420,235
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The cost of the product PANZYTRAT has been transferred from intangible assets with an indefinite life to intangible assets with a finite life following changes in the regulatory rules applicable to this product and resulting in the modification of its useful life. The net cost of this product as of October 1,
2004, which amounted to $56,817,802, is therefore amortized over a 25-year period.

    6. Equity Component of Convertible Debt

    The Company issued convertible subordinated notes for $125,000,000 on March
5, 2003. According to the features of this debt, an amount of $24,238,899, representing the estimated value of the right of conversion, was included in the shareholders' equity as equity component of convertible debt and an amount of
$100,761,101 was included in the long-term debt as liability component of convertible debt. As of September 30, 2004, implicit interest of 9.17% and totaling $6,526,246 was accounted for and added to the liability component. For the year ended September 30, 2005, implicit interest in the amount of $4,630,987
($4,233,768 in 2004) was accounted for and added to the liability component.

AXCAN PHARMA INC.

    7. Segmented Information

    The Company considers that it operates in a single reportable segment, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.

    The Company operates in the following geographic areas:

                                 For the For the
                             three-month three-month
                                  period      period     For the     For the
                                   ended       ended  year ended  year ended
                               September   September   September   September
                                      30,         30,         30,         30,
                                    2005        2004        2005        2004
                             ------------ ----------- ----------- -----------
                                       $           $           $           $
    Revenue
      Canada
        Domestic sales             9,054       7,485      34,412      28,002
        Foreign sales                  -           -           -           -
      United States
        Domestic sales            42,625      41,522     155,261     162,810
        Foreign sales              1,264       1,421       4,394       3,921
      Europe
        Domestic sales            10,899       9,222      46,225      43,988
        Foreign sales              3,105       1,228      10,857       4,846
      Other                           40          55         194         225
    -------------------------------------------------------------------------
                                  66,987      60,933     251,343     243,792
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                                       September   September
                                                              30,         30,
                                                            2005        2004
                                                      ----------- -----------
                                                               $           $
    Property, plant, equipment, intangible
     assets and goodwill
      Canada                                              43,781      44,676
      United States                                      128,223     131,602
      Europe                                             252,510     265,431
      Other                                               37,250      38,653
    -------------------------------------------------------------------------
                                                         461,764     480,362
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Revenue is attributed to geographic segments based on the sales country of origin.

AXCAN PHARMA INC.

    8. Financial Information Included in the Consolidated Statement of Earnings

    a) Financial expenses

                                 For the For the
                             three-month three-month
                                  period      period     For the     For the
                                   ended       ended  year ended  year ended
                               September   September   September   September
                                      30,         30,         30,         30,
                                    2005        2004        2005        2004
                             ------------ ----------- ----------- -----------
                                       $           $           $           $

    Interest on long-term debt     2,627       2,598      10,173       9,848
    Bank charges                      71          23         165         139
    Financing fees                    79           -         333           -
    Amortization of deferred
     debt issue expenses             275         291       1,100       1,144
    -------------------------------------------------------------------------
                                   3,052       2,912      11,771      11,131
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    b) Selling and administrative expenses

    Selling and administrative expenses include the followings:

                                 For the For the
                             three-month three-month
                                  period      period     For the     For the
                                   ended       ended  year ended  year ended
                               September   September   September   September
                                      30,         30,         30,         30,
                                    2005        2004        2005        2004
                             ------------ ----------- ----------- -----------
                                       $           $           $           $

    Shipping and handling
     expenses                      1,088         901       4,901       4,349
    Advertising expenses           2,960       3,973      16,592      15,155

AXCAN PHARMA INC.

    c) Other information

                                 For the For the
                             three-month three-month
                                  period      period     For the     For the
                                   ended       ended  year ended  year ended
                               September   September   September   September
                                      30,         30,         30,         30,
                                    2005        2004        2005        2004
                             ------------ ----------- ----------- -----------
                                       $           $           $           $

    Rental expenses                  287         394       1,148       1,216
    Depreciation of property,
     plant and equipment           1,484         810       5,338       3,728
    Amortization of
     intangible assets             4,020       3,370      16,245      12,693
    Investment tax credits
     applied against research
     and development expenses        768         519       2,619       1,163

    d) Earnings per common share

    The following tables reconcile the numerators and the denominators of the basic and diluted earnings per common share computations:

                                 For the For the
                             three-month three-month
                                  period      period     For the     For the
                                   ended       ended  year ended  year ended
                               September   September   September   September
                                      30,         30,         30,         30,
                                    2005        2004        2005        2004
                             ------------ ----------- ----------- -----------
                                       $           $           $           $

    Net income available to
     common shareholders
      Basic                        6,874      12,208      17,488      44,460
      Financial expenses
       relating to the
       convertible
       subordinated notes              -       2,169           -       6,379
    -------------------------------------------------------------------------
    Net income available to
     common shareholders
     on a diluted basis            6,874      14,377      17,488      50,839
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                 For the For the
                             three-month three-month
                                  period      period     For the     For the
                                   ended       ended  year ended  year ended
                               September   September   September   September
                                      30,         30,         30,         30,
                                    2005        2004        2005        2004
                             ------------ ----------- ----------- -----------

    Weighted average number
     of common shares
      Weighted average number

AXCAN PHARMA INC.

       of common shares
       outstanding            45,679,973  45,561,149  45,617,703  45,286,199
      Effect of dilutive
       stock options             412,824     728,851     677,386     820,872
      Effect of dilutive
       convertible
       subordinated notes              -   8,924,113           -   6,680,893
    -------------------------------------------------------------------------
    Adjusted weighted
     average number of
     common shares
     outstanding              46,092,797  55,214,113  46,295,089  52,787,964
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Number of common shares
     outstanding at the
     end of the year                                  45,682,175  45,562,336
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Number of common shares
     outstanding as at November 4, 2005                     45,686,544
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Options to purchase 706,950 and 283,000 common shares were outstanding as at
September 30, 2005 and 2004 respectively but were not included in the computation of diluted earnings per share for the years ended September 30, 2005 and 2004 respectively, because the exercise price of the options was greater than the average market price of the common shares.
    The $125,000,000 subordinated notes are convertible into 8,924,113 common shares. The noteholders may convert their notes during any quarterly conversion period if the closing price per share for at least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. The noteholders may also convert their notes during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. Finally, the notesholders may also convert their notes upon the occurrence of specified corporate transactions or, if the company has called the notes for redemption.
On or after April 20, 2006, the Company may at its option, redeem the notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date.
The notes also include provisions for the redemption of all the notes for cash at the option of the Company following some changes in tax treatment. As of
September 30, 2005, the subordinated notes had no effect on the diluted earnings per share. Since the trigger event did not occur during the third and fourth quarters, the 8,924,113 common shares were not included in the weighted number of common shares outstanding for these periods.

    e) Employee benefit plan

    A subsidiary of the Company has a defined contribution plan ("The Plan") for its U.S. employees. Participation is available to substantially all U.S.
employees. Employees may contribute up to 15% of their gross pay and up to limits set by the U.S. Internal Revenue Service. For the year ended September
30, 2005, the Company made matching contributions to the Plan totalling $495,195
($268,757 in 2004).

AXCAN PHARMA INC.